UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha'solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Ha’solelim Street
Tel Aviv, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 29, 2009

        We invite you to attend Check Point’s annual general meeting of shareholders. The meeting will be held on July 29, 2009 at 11:00 A.M. (Israel time), at Check Point’s principal executive offices at 5 Ha’solelim St., Tel Aviv, Israel.

        We are sending you this Proxy Statement because you hold Check Point ordinary shares. Our board of directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

        The following matters are on the agenda for the meeting:

(1)	to elect six directors – the terms of six of our current directors will expire at the meeting, and we are proposing to reelect these six directors;

(2)	to elect two outside directors – the terms of two of our outside directors will expire at the meeting, and we are proposing to reelect these two outside directors;

(3)	as required by Israeli law, to authorize the Chairman of our board of directors to continue serving as Chairman of our board of directors and our Chief Executive Officer for up to three years following the meeting;

(4)	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2009 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2008 consolidated financial statements; and

(5)	to approve compensation to our Chief Executive Officer who is also the Chairman of our board of directors.

How You Can Vote

        You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our board of directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 5 Ha’solelim Street, Tel Aviv, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by July 29, 2009 at 6:59 A.M. Israel time, which is July 28, 2009 at 11:59 P.M. Eastern daylight time. If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution. In addition, by signing and returning the proxy card you are confirming both that you are not a “controlling shareholder” of Check Point and that you do not have a “personal interest” in any proposed resolution, unless you specifically note on the proxy card that you are a “controlling shareholder” of Check Point or that you have a “personal interest” with respect to a specific resolution.

Who Can Vote

        You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on June 22, 2009, or the “Record Date.” You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date. We are mailing copies of this Proxy Statement and the proxy cards to our shareholders of record on the Record Date on or about June 29, 2009, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

Quorum and Required Vote

        On June 22, 2009 we had outstanding 208,729,504 ordinary shares. Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 50% of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment. Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

Our board of directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 5 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of June 2, 2009 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group. The information in the table below is based on 208,653,476 ordinary shares outstanding as of June 2, 2009.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options (3)	Exercise prices of options	Dates of expiration of options

Gil Shwed (4)	33,638,512	15.5%	8,675,000	$13.00-26.99	06/25/2009-09/03/2015
Marius Nacht (4)(5)	19,701,796	9.4%	1,200,000	$17.64-26.99	07/30/2010-09/26/2012
Franklin Resources, Inc. (6)	19,062,413	9.1%	-	-	-
Ameriprise Financial, Inc.(7)	13,466,406	6.5%	-	-	-
All directors and officers as a
group (11 persons including
Messrs. Shwed and Nacht)	55,443,462	25.1%	11,881,500	$13.00-79.79	06/25/2009-09/03/2015

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after June 2, 2009 (as determined in accordance with footnote (3)).

(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of shares subject to options that were immediately exercisable or are exercisable within 60 days from June 2, 2009. The exercise price of some of these options is greater than the current market price of our ordinary shares.

(4)	The address for Messrs. Shwed and Nacht is c/o Check Point Software Technologies Ltd., 5 Ha’solelim St., Tel Aviv, Israel. Except as may be provided by applicable community property laws, Messrs. Shwed and Nacht have sole voting and investment power with respect to their ordinary shares.

(5)	In addition to the amount above for which Mr. Nacht claims beneficial ownership, Mr. Nacht is the beneficiary of a trust that holds 2,000,000 shares. Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust. Mr. Nacht disclaims beneficial ownership of the shares held in the trust.

(6)	As of March 31, 2009, based on information contained in a Schedule 13F-HR filed with the Securities and Exchange Commission on May 12, 2009. In the Schedule 13G/A filed on February 6, 2009, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Investment Counsel, LLC, Templeton Global Advisors Limited, Franklin Templeton Investments Corp., Franklin Templeton Portfolio Advisors, Inc., Franklin Templeton Investments (Asia) Limited, Franklin Templeton Investment Management Limited, Franklin Templeton Investments Australia Limited, Franklin Advisors, Inc., Templeton Asset Management, Ltd. and Fiduciary Trust Company International disclaim any pecuniary interest in any of the securities. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(7)	As of March 31, 2009, based on information contained in a Schedule 13F-HR filed with the Securities and Exchange Commission on May 12, 2009 by Ameriprise Financial, Inc. and RiverSource Investments, LLC. The address for the parties is c/o Ameriprise Financial, Inc., 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

ITEM 1 - ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

        You are being asked to reelect the following directors: Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit.

        Under our Articles of Association, the maximum number of our directors is fixed at twelve. We currently have ten directors. Four of these directors, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock, are our “outside directors” under the Israeli Companies Law, as described in Item 2 below.

        You are being asked to reelect all of our current directors who are not outside directors. If all of our board of directors nominees are elected, the foregoing six directors will continue to serve as directors following the meeting in addition to the outside directors.

        In accordance with the Israeli Companies Law, each of the nominees for election to our board of directors (as well as our four outside directors) has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of Check Point, taking into account the size and special needs of Check Point.

Nominees for Director

        Our board of directors’ nominating committee, which consists of Irwin Federman, Ray Rothrock, David Rubner and Dr. Tal Shavit, recommended that the following six nominees be reelected to our board of directors at the meeting. Our board of directors approved this recommendation. Each director who is elected at the meeting will serve until next year’s annual meeting of our shareholders.

        Gil Shwed, one of our founders, is the Chairman of our board of directors, a position he has held since 1998. He is also our Chief Executive Officer and one of our directors, both positions he has held since we were incorporated in 1993. Mr. Shwed has received numerous prestigious accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is a member of the Board of Trustees of Tel Aviv University and the Chairman of the Board of Trustees of the Youth University of Tel Aviv University.

        Marius Nacht, one of our founders, has served as Vice Chairman of our board of directors since 2001. Mr. Nacht has served as one of our directors since we were incorporated in 1993. From 1999 through 2005, Mr. Nacht served as our Senior Vice President. Mr. Nacht earned a B.S. cum laude in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

        Jerry Ungerman has served as Vice Chairman of our board of directors since 2005. From 2001 until 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated more than 30 years of high-tech sales, marketing and management experience at Hitachi Data Systems (HDS). He began his career with IBM after earning a B.A. in Business Administration from the University of Minnesota.

        Dan Propper has served as one of our directors since 2006. Mr. Propper is the Chairman of the Board of the Osem group, a leading Israeli manufacturer of food products. Mr. Propper served as the CEO of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers’ Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received prestigious accolades for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the boards of Teva Pharmaceutical Industries Ltd., Osem Investments Ltd., and a number of private companies, including Tivall Ltd. and Sabra Salads Ltd., subsidiaries of Osem. Mr. Propper is also a member of the board of the Technion, the Weizmann Institute of Science, Ben-Gurion University, and Tel Aviv University. Mr. Propper earned a B.Sc. summa cum laude in Chemical Engineering and Food Technology from the Technion.

        David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital fund. Prior to starting Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held various management positions in ECI Telecom. Mr. Rubner serves on the boards of directors of Elbit Imaging Ltd., Messaging International Ltd., and a number of private companies. Mr. Rubner is also a member of the Board of Trustees of Bar-Ilan University and Shaare Zedek Hospital, and chairman of the Petach-Tikva Foundation. Mr. Rubner holds a B.S. in Engineering from Queen Mary College, University of London and an M.S. in Electrical Engineering from Carnegie Mellon University, and he was a recipient of the Industry Prize in 1995.

        Dr. Tal Shavit has served on our board of directors since 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes a defining of organizational culture as the engine of the company’s activities. Dr. Shavit consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

        If you sign and return the enclosed proxy card, your shares will be voted “FOR” the election of the individuals named above as directors, unless you specifically specify to the contrary. We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

        We are proposing to adopt the following resolution:

“RESOLVED, that the election of the following six persons to the board of directors of Check Point be, and it hereby is, approved: Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is required to elect each of the individuals named above as directors.

ITEM 2 – ELECTION OF TWO OUTSIDE DIRECTORS

        In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence. An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on our audit committee, and at least one outside director must serve on each committee of our board of directors.

        As noted above, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock, are our outside directors under the Israeli Companies Law. The current term of office of Messrs. Chelouche and Gecht expires in 2009 and they are standing for reelection at this meeting. The term of office of Messrs. Federman and Rothrock expires in 2011, and they are not required to stand for reelection at the meeting. Biographical information concerning our outside directors, including Messrs. Federman and Rothrock, who are not standing for reelection at the meeting, is set forth below.

        Yoav Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems (NASDAQ: SCIX), from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is the Chairman of the Board of Rosetta Genomics Ltd. (NASDAQ: ROSG), and a member of the boards of directors of a number of private companies. He is also Chairman of Taasiyeda, an Israeli nonprofit organization that promotes the development of leadership and technology skills in children. Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

        Guy Gecht has served on our board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht is the Chief Executive Officer of Electronics For Imaging, Inc. (NASDAQ: EFII), a leader in digital imaging and print management solutions for commercial and enterprise printing. Mr. Gecht has served in this position since January 2000. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies.  Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

        Irwin Federman has served on our board of directors since 1995. Mr. Federman has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman serves as director of SanDisk Corp., Mellanox Technologies Ltd. and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

        Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is Managing General Partner of Venrock, a venture capital firm, where he has been a member since 1988 and a general partner since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology, and an M.B.A. from the Harvard Business School.

Nominees for Outside Director

        Our board of directors’ nominating committee recommended that Messrs. Chelouche and Gecht be reelected as outside directors at the meeting for an additional three year term. Our board of directors’ nominating committee and our board of directors has each found that each of Messrs. Chelouche and Gecht has all necessary qualifications required under Israel’s Companies Law to be considered an “outside director” and to be considered an “independent director” pursuant to the rules of NASDAQ. Our board of directors approved the nominating committee’s recommendation and determined that, in light of the expertise and contribution to our board of directors and board committees of each of Messrs. Chelouche and Gecht, the reappointment of each of Messrs. Chelouche and Gecht as an outside director for an additional three years would be in the company’s best interest. If elected at the meeting, each of Messrs. Chelouche and Gecht will serve for an additional three-year term.

        We are proposing to adopt the following resolution:

“RESOLVED, that the election of each of Messrs. Chelouche and Gecht to the board of directors of Check Point to serve as an Outside Director for a three-year term be, and it hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect each of Messrs. Chelouche and Gecht as our outside director. In addition, the shareholders’ approval must either include at least one-third of the ordinary shares voted by shareholders who are not controlling shareholders, or the total ordinary shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding ordinary shares. Under Israel’s Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

ITEM 3 – AUTHORIZATION OF CHAIRMAN OF THE BOARD TO SERVE AS
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

        The Israeli Companies Law provides that the chairman of the board of directors of a public company cannot also serve as the chief executive officer of the company, unless authorized by such company’s shareholders. Any such authorization by shareholders is valid for a period not to exceed three years from the date of the shareholder authorization. The shareholders last authorized Mr. Gil Shwed to serve as both our Chairman of the Board and Chief Executive Officer in 2006.

        Our board of directors’ nominating committee recommended that Mr. Gil Shwed continue to serve in both capacities for a period not to exceed three years from the date of the meeting, and our board of directors has approved such recommendation and determined that it is in the best interest of the company and our shareholders to have Mr. Shwed continue to serve in both of these capacities.

        We are proposing to adopt the following resolution:

“RESOLVED, to authorize Mr. Gil Shwed to continue to serve as Chairman of the Board of Directors and Chief Executive Officer of Check Point for up to an additional three years.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to authorize Mr. Gil Shwed to continue to serve as Chairman of the Board and Chief Executive Officer. In addition, the shareholders’ approval must either include at least two-thirds of the ordinary shares voted by shareholders who are not controlling shareholders, or the total ordinary shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding ordinary shares. Under Israel’s Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

ITEM 4 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;
REVIEW AND DISCUSSION OF OUR 2008 CONSOLIDATED
FINANCIAL STATEMENTS

        Our board of directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent registered public accounting firm for 2009. Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

        Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the meeting. In accordance with Section 60(b) of the Israeli Companies Law, you are invited to discuss our 2008 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2008, including our 2008 audited consolidated financial statements, is available on our website at www.checkpoint.com. To have a printed copy mailed to you, please contact our Investor Relations department at 800 Bridge Parkway, Redwood City, CA 94065, tel: 650-628-2000, email: ir@us.checkpoint.com.

        We are proposing to adopt the following resolution:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent registered public accounting form for 2009 be, and it hereby is, ratified, and the board of directors (or, the audit committee, if authorized by the board of directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent registered public accounting firm.

ITEM 5 – PROPOSAL TO APPROVE COMPENSATION TO OUR CHIEF EXECUTIVE
OFFICER WHO IS ALSO THE CHAIRMAN OF OUR BOARD

        The Israeli Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval. This includes cash compensation as well as compensation in the form of stock options.

        Gil Shwed, who is the Chairman of the board of directors of Check Point, is also our Chief Executive Officer. Therefore, Mr. Shwed’s compensation requires shareholder approval. Our compensation committee, audit committee, board of directors and shareholders have previously approved Mr. Shwed’s cash compensation.

        Mr. Shwed has requested to temporarily forego his salary and bonus for 2009. Our compensation committee, audit committee and board of directors have reviewed Mr. Shwed’s request and determined that Mr. Shwed will not receive a bonus for 2009, and will not receive any salary for 2009 except for an amount equal to the minimum wage required under Israeli law. Currently, other than the minimum wage required by law, Mr. Shwed’s sole compensation for 2009 will be the option grant recommended below, if approved by the shareholders at the meeting. Our goal is to clearly align Mr. Shwed’s compensation with the objectives of our shareholders.

        Our compensation committee has recommended and our audit committee and the board of directors have approved the grant to Mr. Shwed of options to purchase 1,000,000 ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the meeting. This recommendation is consistent with the number of options recommended and approved by the shareholders in 2008, and represents 50% of the number of options recommended and approved by the shareholders in the last several years. We are therefore proposing that you now approve the option grant to Mr. Shwed. The number of ordinary shares beneficially owned by Mr. Shwed, and the number of ordinary shares he beneficially owns pursuant to stock options exercisable within 60 days after June 2, 2009, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

        In making its recommendation, the compensation committee considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Shwed, the equity and compensation for comparably situated CEOs, the estimation of Mr. Shwed’s expected contributions to the future growth and profitability of Check Point, as well as certain other factors.

        The total direct cash compensation that we accrued for our directors and executive officers as a group for the year ended December 31, 2008 was approximately $1.4 million.

        We are proposing to adopt the following resolution:

“RESOLVED, that the grant to Gil Shwed of options to purchase 1,000,000 ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the meeting and upon the terms recommended by Check Point’s compensation committee and approved by Check Point’s audit committee and board of directors be, and it hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of options to our Chief Executive Officer, who is also the Chairman of our Board. In addition, since Mr. Shwed is a director of Check Point and may be deemed to be a controlling shareholder under Israeli law, a special majority vote will be required for approval of this proposal. In order to approve the grant of options to our Chief Executive Officer, the affirmative vote of the ordinary shares must either include at least one-third of the ordinary shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders voted against this proposal must not represent more than one percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you have a personal interest in the adoption of the proposal to grant options to our Chief Executive Officer, as described above. Please note, that under the Israeli Companies Law, you are also deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Check Point, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

By Order of the Board of Directors. GIL SHWED Chairman of the Board of Directors

Dated: June 22, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ John Slavitt —————————————— John Slavitt General Counsel

June 29, 2009